September 27, 2007

H. Christopher Owings
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Amendment #4 to Registration Statement on Form SB-2 for MIPSolutions, Inc. Date of Comment Letter: September 27, 2007 File No. 333-141927

Gentlemen:

Enclosed is a copy of Amendment No. 4 to the Registration Statement on Form SB-2 (the "Registration Statement") of MIPSolutions, Inc. (the "Company"). This is a copy of the filing submitted electronically pursuant to Regulation S-T.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated September 27, 2007 (the "Comment Letter"). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Registration Statement.

The Offering

1.	The disclosure in this section has been amended by deletion of the reference to the amount offered by the selling stockholders and the proceeds from the exercise of the warrants.

Dilution

2.
The registration statement has been amended to correct the typographical error appearing on page 8. The comment letter refers to the secondary offering but we found the referenced language only in the primary offering.

Exhibit 5.0

3.	An amended opinion of counsel has been filed.

CASSIDY& ASSOCIATES LETTER	PAGE NUMBER 2

The Company is filing a request for acceleration by separate attachment.

Sincerely,

Lee W. Cassidy